UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WPCS International Incorporated

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class Securities)

92931L 20 3

(CUSIP Number)

April 19, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Multiband Corporation 41-1255001

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Minnesota, United States

Number of Shares Beneficially by Owned By Each Reporting Person With:

5.	Sole Voting Power:

694,271

6.	Shared Voting Power:

0

7.	Sole Dispositive Power:

694,271

8.	Shared Dispositive Power:

0

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

694,271

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9):

9.98%1

12.	Type of Reporting Person (See Instructions)

CO

(1) Based upon 6,954,766 Shares of the issuer’s common stock issued and outstanding as of March 12, 2012 as stated on the Issuer’s Form 10-Q for the period ended January 31, 2012.

Item 1(a).	Name of Issuer:

WPCS International Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One East Uwchlan Avenue

Suite 301

Exton, PA 19341

Item 2(a).	Name of Person Filing:

Steven Bell, Multiband Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

9449 Science Center Drive

New Hope, MN 55428

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

92931L 20 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 694,271

(b)	Percent of class: 9.98%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 694,271

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 694,271

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not required and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

April 20, 2012	By:	/s/ James L. Mandel
Chief Executive Officer